Subsidiary Name Jurisdiction of Incorporation or Organization A10 Networks, Anguilla, Ltd. Anguilla A10 Networks Turkey Dis Ticaret Limited Sirketi Turkey A10 Networks, Inc. - Taiwan Taiwan, Republic of China A10 Networks India Private Limited India A10 Networks, KK Japan A10 Networks Limited United Kingdom A10 Networks Singapore Pte. Ltd. Singapore A10 Networks Malaysia Sdn. Bhd. Malaysia